EXHIBIT 4.84

Memorandum of Agreement

Made and entered into between:-

DRDGOLD LIMITED

(Reg No 1901/000926/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Daniel Pretorius, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the day 31ST of August 2005, and a certified copy whereof is annexed hereto **marked** "A");

of the one part;

and

SIMMER & JACK MINES LIMITED

(Reg No 1924/007778/06)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Roger Kebble, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 31ST day of August 2005, and a certified copy whereof is annexed hereto **marked 'B').**

and

SIMMER & JACK INVESTMENTS (PROPRIETARY) LIMITED

(Reg No 1981/002168/07)

(a company duly incorporated in accordance with the company laws of the Republic of South Africa with limited liability, herein represented by Gordon Trevlyn Miller, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg on the 31st day of August 2005, and a certified copy whereof is annexed hereto **marked"C"**)

jointly of the other part.

1. **Definitions**

    1.1   In the **AGREEMENT,** unless inconsistent with the context, the following terms

           and/or expressions shall have the separate meanings assigned to them

           hereunder and for purposes of convenience the said definitions are reflected

           throughout the **AGREEMENT** in capitals:-

1.1.1 **"AGREEMENT"** shall mean this agreement between the **PARTIES** and shall be deemed to include all annexes thereto which shall be initialed or signed, as the case may be, by the **PARTIES** for purposes of identification;

1.1.2 **"ANGLOGOLD"** shall mean Anglogold Ashanti Limited and shall be deemed to include its subsidiary and associate companies and its/their respective successors in title or assigns;

1.1.3 **"ANGLOGOLD APPLICATION"** shall mean the motion court proceedings instituted in the **COURT** under case No 7655/05 by **ANGLOGOLD** as applicant and **DRD BUFFELSFONTEIN, STILFONTEIN, HARMONY,** The Minister of Minerals and Energy, The Minister of Water Affairs and Forestry, The Minister of Environmental Affairs and Tourism and **HARTEBEESTFONTEIN** as the First to Eighth Respondents inclusive, in connection with the relief sought for the continued pumping and extraction of underground water in the mines therein

referred to, and a copy of which Notice

of Motion is annexed hereto **marked "D",**

1.1.4 **"ATTORNEYS"**   shall mean Levy, Feinsteins &

Associates Incorporated, practicing

under the style of *"Feinsteins"*, of

Johannesburg;

1.1.5 **"BUFFELSFONTEIN"**   shall mean Buffelsfontein Gold Mines

Limited (Reg No 1995/010072/06) (in

provisional liquidation) (and shall be

deemed to include its successors in

title), the authorised share capital

whereof is R200 000,00 (two hundred

thousand rand) divided into 20 000 000

(twenty million) ordinary par value

shares of R0,01 (one cent) each and

the issued share capital whereof is

R130004,60 (one hundred and thirty

thousand and four rand sixty cents)

divided into 13000460 (thirteen million

and four hundred and sixty) ordinary par

value shares of R 0,01 (one cent) each,

the registered and beneficial owner

whereof is **DRD;**

1.1.6 **¨CLAIMS¨** shall mean all or any claims of whatsoever nature or howsoever arising against **DRD** at any time after the **CLOSING DATE** (save in the case of the **DWAF DIRECTIVES** which shall apply to any claims after the earlier of 31 October 2005 or the **CLOSING DATE)** by one, more or all of the following, namely:-

    1.1.6.1 **ANGLOGOLD;**

    1.1.6.2 **BUFFELSFONTEIN;**

    1.1.6.3 **HARMONY;**

    1.1.6.4 **HARTEBEESTFONTEIN;**

    1.1.6.5 **STILFONTEIN,**

directly or indirectly arising from:-

- the **DWAF DIRECTIVES,** now extant or which may hereafter come into being; and/or

- the **ANGLOGOLD APPLICATION;** and/or

- the **REHABILITATION OBLIGATIONS:**

1.1.7 **"CLOSING DATE"** shall mean the date of the implementation of the provisions of clause 9 infra, which shall as near as possible correspond to the date of the fulfillment of the last of the conditions precedent in clause 3 infra or at latest 3 (three) business days thereafter;

1.1.8 **"COMPANIES"** shall mean **S&J** and **S&J INV,** whose rights and obligations under the **AGREEMENT** shall be joint, several and in *solidum;*

1.1.9 **"COURT"** shall mean the High Court of South Africa (Witwatersrand Local Division);

1.1.10 "DME" shall mean the Department of Minerals and Energy of the Government of the

Republic of South Africa;

1.1.11	"DRD""	shall mean DRDGold Limited and shall be deemed to include its successors in title;

1.1.12	"DWAF"	shall mean the Department : Water Affairs and Forestry of the Government of the Republic of South Africa;

1.1.13	"DWAF DIRECTIVES"	shall mean the directives emanating from DWAF in terms of Section 19(3) of the **WATER ACT**, now extant [as per those directives dated 13 April 2005, 15 April 2005, 7 May 2005 and 30 June 2005, and copies whereof are annexed hereto **marked "E(1)" to "E(4)"** respectively and shall be deemed to include any directives by DWAF supplemental thereto and/or in variance thereof and/or in substitution therefor and relating to the KOSH AREA MINES and all future directives, against DRD in respect of water management in the **KOSH AREA MINES;**

1.1.14 **"EXCLUDED ASSETS"** shall collectively mean those assets of

BUFFELSFONTEIN excluded from the

SCHEME OF ARRANGEMENT and as

more fully identified in **Annexe** "F"

hereto;

1.1.15 **"HARMONY"** shall mean Harmony Gold Mining

Company Limited and shall be deemed

to include its subsidiary and associate

companies and its/their respective

successors in title or assigns

1.1.16 **"HARTEBEEST-**
  FONTEIN shall mean Hartebeestfontein Gold

Mining Company Limited and shall be

deemed to include its successors In

title, a wholly owned subsidiary of

BUFFELSFONTEIN;

1.1.17 **"INDEMNITY"** shall mean the indemnification to be

furnished by the **COMPANIES** in favour

of **DRD** against the **CLAIMS** as more

fully provided in clause 8 infra;

1.1.18 **"INTERIM**
  AGREEMENT" shall mean the preliminary agreement

entered into between **BUFFELS-**

FONTEIN and the **COMPANIES at**

Johannesburg on 7 July 2005 and shall
be deemed to incorporate the
supplemental agreement between the
same parties dated 28 July 2005;

1.1.19 **"KOSH AREA MINES"** shall mean the mines in the Klerksdorp
/Orkney/ Stilfontein / Hartebeestfontein
areas In the Northern Province
commonly known as the *"Kosh area"*
and which constitute the subject matter
of the **DWAF DIRECTIVES;**

1.1.20 **"LIQUIDATORS"** shall mean Barend Petersen, Norman
Klein and Segopotje Sheila Mphahlele,
The provisional liquidators of
BUFFELSFONTEIN, duly appointed
thereto by the Master of the High Court
on 30 March 2005 under Certificate of
Appointment No G280/05;

1 .1 .21 **"MINERAL LAWS"** shall collectively mean:-

1.1.21.1 the Minerals Act, No 51 of
1991 ;

1.1.21.2 the Mineral and Petroleum
Resources Act, No 28 of

2002; and

1.1.21.3   all regulations promulgated

pursuant thereto;

1.1.22   **"NORTH WEST**   shall collectively mean the individual
         OPERATIONS"

business units of **BUFFELSFONTEIN,**

known as the Harties Division and the

Buffels Division, the former comprising

shafts #2, #5, #6, #7 and #8 and the

latter shafts #9, #10 and #12,

incorporating two metallurgical

processing plants known as the North

and South Plants;

1.1.23   **"PARTIES"**   shall mean the three parties to the

AGREEMENT;

1.1.24   **"REHABILITATION**   shall mean any obligations which would
         OBLIGATIONS"

directly or indirectly impact upon **DRD in**

relation to the **NORTH WEST**

OPERATIONS consequent upon **DRD**

being the holding company of

BUFFELSFONTEIN and the ultimate

holding company of **HARTEBEESTFONTEIN·**

and whether such obligations

directly or indirectly emanate from the

DME under the **MINERAL LAWS**

and/or under the **ANGLOGOLD**

APPLICATION or otherwise;

1.1.25 **REHABILITATION TRUST FUND**" shall mean the trust fund established by

BUFFELSFONTEIN for the benefit of

the **DME** on account of the

REHABILITATION OBLIGATIONS;

1.1.26 "**S&J**" shall mean Simmer & Jack Mines

Limited and shall be deemed to include

its successors in title;

1.1.27 "**S&J INV**" shall mean Simmer & Jack Investments

(Proprietary) Limited and shall be

deemed to include its successors in title

- a wholly owned subsidiary of **S&J**;

1.1 .28 "**SANCTION**" shall mean the sanction of the

SCHEME OF ARRANGEMENT by the

COURT;

1.1.29 "**SANCTION DATE**" shall mean the date of the registration in

the office of the Registrar of Companies

in terms of Section 311(6)(a) of the

Companies Act, No 61 of 1973, as

amended, of the Order of Court granting

the **SANCTION;**

1.1.30   **"SCHEME OF**   shall mean the Scheme of Arrangement
         ARRANGEMENT:

to be proposed by **S&J INV** between

BUFFELSFONTEIN and its creditors in

terms of Section 311 of the Companies

Act, No 61 of 1973, as amended, as set

forth in the draft thereof annexed hereto

and **marked** "G" or with such

amendments thereto as may be

determined by the **LIQUIDATORS**

and/or **DRD** In their reasonable

discretion;

1.1.31   **"SHARES"**   shall mean the 13 000 460 (thirteen

million four hundred and sixty) ordinary

par value shares of R 0,01 (one cent)
each in the capital of

BUFFELSFONTEIN, the registered and

beneficial owner whereof is **DRD**

1.1 .32 **"STILFONTEIN"**   shall mean Stilfontein Gold Mining

Company Limited and shall be deemed

to include its subsidiary and associate companies and its/their respective successors in title or assigns;

1.1.33 **"WATER ACT"** shall mean The National Water Act, No 36 of 1991;

1.1.34 **"WATER PUMPING AGREEMENT"** shall mean the Memorandum of Agreement entered into between **STILFONTEIN** and **HARTEBEEST-FONTEIN** at Johannesburg on 25 November 1991, relating to the pumping of water at **STILFONTEIN's** Margaret and Scott Shafts and Western Sub Incline Shaft.

1.2 **Words importing:-**

1.2.1 the singular shall include the plural and *vice versa;*

1.2.2 anyone gender shall include the others;

1.2.3 persons shall, where the context admits, include firms or corporations.

1.3 Where figures are referred to in numerals and, words, then the latter shall prevail in the event of any dispute .

1.4   Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5   When any number of days is prescribed in the **AGREEMENT,** same shall be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday, in which case the last day shall be the next succeeding day which is not a Saturday, Sunday or public holiday.

1.6   The use of the word *"including"* followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the *eiusdem generis* rule shall not be applied in the interpretation of such general wording or such specific example/s.

1.7   Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the **AGREEMENT.**

1.8   The terms of the **AGREEMENT** having been negotiated, the *contra proferentem* rule shall not be applied in the interpretation thereof.

1 .9   Any term which refers to a South African legal concept or process (in no way derogating from the generality thereof, for example *"winding-up"* or *"curatorship")* shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction

AGREEMENT may apply or to the laws of which any party cited hereunder may be or become subject.

2. <u>**Recorded**</u>

It is recorded that:-

2.1   **DRD** is and has at all material times hereto been the holding company of **BUFFELSFONTEIN,** the latter in turn being the holding company of **HARTEBEESTFONTEIN;**

2.2   **BUFFELSFONTEIN** at all times material hereto conducted the **NORTH WEST OPERATIONS** which were severely damaged as a direct consequence of a seismic event which took place on 9 March 2005;

2.3   as a result of such seismic event, **BUFFELSFONTEIN** was placed in provisional liquidation on 22 March 2005 and the **LIQUIDATORS** were appointed thereto;

2.4   **S&J** has evidenced a desire to pursue the **NORTH WEST OPERATIONS** and to such end the **COMPANIES** have concluded the **INTERIM AGREEMENT** with **BUFFELSFONTEIN** to mine such operations on a limited basis pending the acquisition of the business and assets thereof, alternatively pending the acquisition of the **SHARES** and the submission of the **SCHEME OF ARRANGEMENT** and Its **SANCTION;**

2.5   as a pre-requisite to pursuing the **SCHEME OF ARRANGEMENT,** the

        COMPANIES are desirous of concluding an agreement with **DRD** for the

        acquisition of the **SHARES;**

2.6   **DRD** is prepared to enter into a sale agreement with the **COMPANIES** subject

        to the latter furnishing the **INDEMNITY;**

2.7   the **PARTIES** have reached agreement in principle in regard to the aforegoing

        which is to be reduced to writing as more fully set forth hereafter.

3.   **Conditions Precedent**

 3.1   Notwithstanding anything to the contrary in the whole of the **AGREEMENT**

        contained, it shall be conditional upon the fulfillment of the following conditions

        precedent, to wit:-

        3.1.1   the **INDEMNITY** not being withdrawn or varied prior to the

                    CLOSING DATE, when same shall become operative in

                    accordance with the provisions of clause 8 infra;

        3.1.2   the delivery of the **SHARES** in negotiable form to the

                    ATTORNEYS to be held by them *'in trust'* pending the arrival of the

                    CLOSING DATE, when same shall be released to **S&J INV in**

                    accordance with clause 9 infra;

3.1.3   subject to the arrival of the **CLOSING DATE,** the written

confirmation by **DWAF** that the **DWAF DIRECTIVES** shall with

effect from the earlier of the **CLOSING DATE** or 31 October 2005,

be amended or re-issued so as to provide that **DRD** will from such

date be substituted by **S&J** on the basis, however, that any amount

payable pursuant to such directives will not result in any duplication

insofar as it pertains to **S&J** - by way of explanation the present

DWAF DIRECTIVES are against four parties and that the

introduction of **S&J** shall not be deemed to be, or treated as, a fifth

party but as an entity substituting **DRD;**

3.1.4   the submission of the **SCHEME OF ARRANGEMENT,** its

SANCTION and the arrival of the **SANCTION** DATE;

3.1.5   written confirmation that the **WATER PUMPING AGREEMENT,**

the cancellation whereof is a condition precedent under the **SCHEME OF**

ARRANGEMENT, shall be so cancelled by the parties thereto prior to the

SANCTION DATE;

3.1.6   the unconditional written approval of the Competition Commission

or the Competition Tribunal, as the case may be, in terms of Chapter 3 of the

Competition Act, No 89 of 1998, as amended, of the **AGREEMENT** and the

SCHEME OF ARRANGEMENT,

within a period of 120 days from the date of signature of the **AGREEMENT.**

3.2 It is recorded that the conditions precedent are imposed for the benefit of all the **PARTIES** and accordingly shall only be capable of being waived by them, in whole or in part, upon the written concurrence of all the **PARTIES.**

3.3 Should any of the aforesaid conditions precedent not be fulfilled or waived within the period aforesaid or within such extended period/s as the **PARTIES** may from time to time in writing agree upon, then and in such event the **AGREEMENT** shall *ipso facto* be and become null and void *ab initio* and the **PARTIES** shall be obliged to restore each other as near as possible to the status *quo ante* and none of the **PARTIES** shall have any claims against the otherls of them save to the extent that there is a breach of the provisions of clause 3.4 infra.

3.4 The **PARTIES** reciprocally warrant in favour of each other that they will use their reasonable endeavours to procure timeous compliance with the conditions precedent afore-referred to and to such end will upon written request sign all reasonable documents and furnish all reasonable information.

4. **<u>Warranties by DRD</u>**

DRD represents and warrants in favour of the **COMPANIES** and upon the veracity whereof the **AGREEMENT** shall be founded, that:-

4.1 it is the registered and beneficial owner of the **SHARES;**

4.2   the **SHARES** are unencumbered and it is accordingly entitled to sell same and

to deal therewith in accordance with the provisions of the **AGREEMENT;**

4.3   **BUFFELSFONTEIN** is the registered and beneficial owner of the total issued

share capital of **HARTEBEESTFONTEIN** and that such shares are under the

control of the **LIQUIDATORS** and constitute part of the **EXCLUDED ASSETS.**

5.   **Companies' Acknowledgments**

The **COMPANIES** acknowledge:-

5.1   that they have not in any manner been induced in any shape or form, be it by

representations by **DRD** or any other person acting on its behalf, to enter into

the **AGREEMENT** and that save for the aforesaid warranties, the

AGREEMENT shall not be founded upon any other warranties or

representations of whatever nature;

5.2   that the acquisition by **S&J INV** of the **SHARES** shall be *"voetstoots"* in all

respects and the implied warranty as to latent defects is expressly excluded;

5.3   that, subject to the arrival of the **CLOSING DATE, S&J INV** will acquire control

of **BUFFELSFONTEIN** and the underlying assets thereof, save and except the

EXCLUDED ASSETS, which shall remain under the control of those persons

to be appointed as Receivers pursuant to the **SCHEME OF ARRANGEMENT;**

5.4   that the granting of the **INDEMNITY** hereafter is fundamental to the conclusion

of the **AGREEMENT** and in the absence whereof **DRD** would not dispose of

the **SHARES** for the nominal consideration hereinafter referred to;

5.5   that they have made their own enquiries and undertaken their own due

diligence of and in connection with the **ANGLOGOLD APPLICATION,** the

DWAF DIRECTIVES, the **REHABILITATION OBLIGATIONS** and the

REHABILITATION TRUST FUND and the possible **CLAIMS** arising thereout

and that no warranties of whatsoever nature or howsoever arising have been

given by **DRD** to them of and in connection therewith;

5.6   that they shall be obliged to give effect to the **INTERIM AGREEMENT** until the

arrival of the **SANCTION DATE** or, in the event of the failure of the **SCHEME**

OF ARRANGEMENT, until such other date as the parties to the **INTERIM**

AGREEMENT may in writing agree upon;

5.7   that they shall give effect to their obligations under the **SCHEME OF**

ARRANGEMENT and will use their best endeavours to pursue same to finality

as expeditiously as possible after the signature of the **AGREEMENT;**

5.8   and agree that the obligations arising out of the **DWAF DIRECTIVES** insofar as

they apply to **DRD** shall, subject to the arrival of the **CLOSING DATE, be**

assumed and discharged by them retrospectively with effect from the earlier of

the **CLOSING DATE** or 31 October 2005, this notwithstanding anything to the

contrary in the whole of the **AGREEMENT** contained .

6.   **Sale**

Subject to the timeous fulfillment or waiver of the conditions precedent and subject

further to the warranties, acknowledgments and the **INDEMNITY** as hereinbefore and

hereinafter referred to:-

6.1   **DRD** does hereby sell to **S&J INV** which does hereby purchase from it

"voetstoots", the **SHARES,** for the purchase consideration hereinafter referred

to; and

6.2   the benefits of and risks attaching to the acquisition of the **SHARES** shall pass

from **DRD to S&J INV** with effect from the **CLOSING DATE.**

7.   **Purchase Consideration**

The purchase consideration payable by **S&J INV to DRD** for the **SHARES** shall be the

sum of R1,00 (one rand) and payment whereof shall be effected on the **CLOSING**

DATE.

8.   **Indemnity**

8.1   The **COMPANIES** do hereby with effect from the **CLOSING DATE** indemnify,

hold harmless and absolve **DRD** against the **CLAIMS** and on the basis that:-

8.1.1   if **DRD** or the **COMPANIES** become aware of any matter which

give rise to any **CLAIM**, then notice thereof and all reasonable details in connection therewith shall be given by the recipient of the information to the other/s of them as soon as possible after the recipient becomes aware thereof;

8.1.2   any such **CLAIM** shall not be compromised or settled without the prior written consent of all the **PARTIES;**

8.1.3   the **COMPANIES** shall be entitled to dispute, resist or appeal any **CLAIMS** and to control any proceedings arising out of the exercise of any of those rights by the **COMPANIES** provided that-

8.1.3.1   the **COMPANIES** shall as a pre-requisite thereto indemnify **DRD** against all reasonable costs (including legal costs on an attorney and own client scale), charges, liabilities and expenses which may be incurred by **DRD** directly or indirectly for the purposes of or in connection with anything done by **DRD** in its name in accordance with the provisions hereof; and

8.1.3.2   the **COMPANIES** shall keep **DRD** informed of the manner in which they exercise their rights under this indemnity and shall at all times exercise those rights in such manner as **DRD** may reasonably require so as to avoid or to minimise any further loss;

8.1.4   **DRD** shall make available to the **COMPANIES** such information

and assistance and sign all such documentation as may

reasonably be required by the **COMPANIES** for the purposes of

disputing, resisting, appealing, compromising or contesting any

such **CLAIM;**

8.1.5   the **COMPANIES** shall be obliged to furnish **DRD** with regular

monthly reports as to their progress with regard to any contested

CLAIM;

8.1.6   none of the **PARTIES** shall be entitled, without the prior written

consent of the other/s, to cede or assign any of its rights or

delegate any of its obligations arising out of this indemnity.

8.2   Notwithstanding anything to the contrary hereinbefore contained:-

8.2.1   should any **CLAIM** arise from the **REHABILITATION**

OBLIGATIONS, then and in such event the **REHABILITATION**

TRUST FUND which shall from the **CLOSING DATE** remain under

the control of **BUFFELSFONTEIN,** shall be utilised to off set, In

whole or in part, any such **CLAIM;** and

8.2.2   **DRD** shall in its sole and absolute discretion, if it evidences any

dissatisfaction of whatever nature of the manner in which any

CLAIM is being disputed, resisted, appealed against or contested in

any form by the COMPANIES, take over any such proceedings

and pursue the same to the final end and determination thereof at the cost of the **COMPANIES** and shall be entitled to call for the establishment of such deposits and/or bank guarantees as a prerequisite thereto in order to off set any such costs as may be incurred by **DRD.**

9. **Closing Date**

On the **CLOSING DATE,** the **PARTIES** and/or their duly authorised representatives shall meet at the offices of the **ATTORNEYS** and at which the following shall contemporaneously take place:-

9.1   **DRD** shall deliver to the **COMPANIES:-**

9.1.1   via the **ATTORNEYS** (who shall release the same from trust), the certificates in respect of the **SHARES** and the relevant share transfer forms which shall be currently dated and duly completed to enable transfer of the **SHARES** to be registered in the name of **S&J INV;**

9.1.2   the following appertaining to **BUFFELSFONTEIN** to the extent that any of such documents are not already in the possession of the **LIQUIDATORS,** alternatively shall procure in conjunction with the **LIQUIDATORS** for the following to be handed to the **COMPANIES**:-

9.1.2.1   the original Memorandum and Articles of Association or certified copies thereof;

9.1.2.2   the original Certificate of Incorporation or a certified copy thereof;

9.1.2.3   the original title deed/s or certified copy/ies thereof in respect of the immovable property/ies of which **BUFFELSFONTEIN** is/are the registered owner, including all mining titles in respect thereof;

9.1.2.4   the written resignations of the directors, secretary and public officer of **BUFFELSFONTEIN;**

9.1.2.5   resolutions of the board of directors of **BUFFELSFONTEIN:-**

9.1.2.5.1. consenting to the transfer of the **SHARES** to **S&J INV;**

9.1.2.5.2. accepting the resignations of all the directors, public officer and secretary of **BUFFELSFONTEIN** and simultaneously appointing the nominees of **S&J INV** in their stead;

9.2   **S&J INV** shall effect payment of the purchase consideration.

10. **Breach Provisions**

10.1 Should any of the **PARTIES** commit a breach of any of the provisions of the **AGREEMENT** which are applicable to it/them, either prior or subsequent to the **CLOSING DATE,** then and in such event the aggrieved **PARTY/IES** shall be obliged to afford the guilty **PARTY/IES** a period of 30 (thirty) days written notice (calculated from the date of receipt thereof) within which to remedy the breach, failing which the aggrieved **PARTY/IES** shall then be entitled at its/their sale and absolute discretion, subject to 10.2 infra, to cancel the **AGREEMENT** and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved **PARTY/IES** in law.

10.2 Notwithstanding anything to the contrary in 10.1 supra, the aggrieved **PARTY/IES** shall only be entitled to cancel the **AGREEMENT** if the breach is of a material nature and strikes at the roots of the **AGREEMENT** and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.

11. **Adjudication of Disputes**

11.1 Should any dispute arise between the **PARTIES** in regard to:-

11.1.1 the interpretation of;

11.1.2 the effect of;

11.1.3 the **PARTIES'** respective rights or obligations under;

11.1.4 a breach of;

11.1.5 the termination of;

11.1.6 any matter arising out of the termination of;

the **AGREEMENT,** that dispute shall be decided by arbitration in the manner set out in this clause 11.

11.2 The arbitrator shall be appointed by the **PARTIES,** and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ("AFSA") out of the nominees of the parties hereto. Should AFSA not be in existence at the time, the nomination shall be made by the Chairman for the time being of the Johannesburg Bar Council.

11.3 The arbitration shall be held at Sandton, Gauteng, and 'in camera' on the basis that such proceedings will be strictly private and confidential.

11 .4 The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedures or the strict rules of evidence, and otherwise subject as aforesaid to the Arbitration Act, 1965, of the Republic of South Africa and any statutory modification or re-enactment thereof.

11.5   The arbitrator shall be entitled to:-

    11.5.1   investigate or cause to be investigated any matter, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;

    11.5.2   decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of the **AGREEMENT;** and

    11.5.3   make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as he in his discretion may deem fit and appropriate.

11.6   The arbitration shall be held as expeditiously as possible after it is demanded with a view to it being completed within 30 (thirty) days after it has been so demanded.

11.7   This clause is severable from the remainder of the **AGREEMENT** and shall therefore remain in effect even if the **AGREEMENT** is terminated.

11.8   Subject to the above provisions of this clause 11, the law governing the **AGREEMENT** shall be South African law and the Court having jurisdiction to enforce any award made under this clause shall be the Witwatersrand Local Division of the High Court of the Republic of South Africa and all appeal courts therefrom.

12. **Clause Headings**

The clause headings to the **AGREEMENT** are for reference purposes only and do not bear upon the interpretation of the **AGREEMENT.** If any provision in a definition is a

substantive provision conferring rights or imposing obligations on any party, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the agreement.

13. **Domicilia**

13.1   The **PARTIES** hereby choose *dom!cilia citand! et executandi* for all purposes under the **AGREEMENT** at the addresses set opposite their respective names hereunder:-

   13.1.1   **DRD**   care of the **ATTORNEYS,** 10th Floor, JD House, 27 Stiemens Street, Braamfontein, Johannesburg 2001 - telefax number **(011)** 712-0700;

   13.1.2   the **COMPANIES** - Mervyn Taback Inc, 26 Sturdee Avenue, Rosebank, 2196 (marked for the attention of Mr L van Staden) – telefax number(011) 219 6500.

13.2   Any notice to any **PARTY** shall be addressed to such **PARTY** at its/their *domicilium* aforesaid and either sent by telefax or delivered by hand. In the case of any notice -

13.2.1 sent by telefax, **it** shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next following business day;

13.2.2 delivered by hand, it shall be deemed to have been received, unless the contrary is proved on the date of delivery, provided such date is a business day or otherwise on the next following business day.

13.3 Any **PARTY** shall be entitled, by notice to the other, to change its/their *domicilium* to another address in the Republic of South Africa, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.

13.4 Notwithstanding anything to the contrary herein before contained, a written notice or communication actually received by one of the **PARTIES** from the other, including by way of telefax transmission, shall be adequate written notice or communication to such **PARTY.**

14. **Mutual Support**

The **PARTIES** undertake at all times to render to each other every possible assistance and to extend to each other the maximum co-operation for the purposes of attaining the objects of the **AGREEMENT.**

15. **No Indulgences**

No extension of time or indulgence granted by any **PARTY** to the other/s shall be deemed in any way to affect, prejudice or derogate from the rights of such **PARTY/IES** in any respect under the **AGREEMENT,** nor shall it in any way be regarded as a waiver of any rights hereunder, or a novation of the **AGREEMENT.**

16. **Severability of Contract**

In the event of any provisions of the **AGREEMENT** being invalid, such provision/s shall be regarded as severable from the remainder of the **AGREEMENT** which shall remain of full force and effect.

17. **Whole Agreement**

The **AGREEMENT** constitutes the entire contract between the **PARTIES** and no amendment or consensual cancellation of the **AGREEMENT** or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the **AGREEMENT,** shall be of legal efficacy save insofar as the same is reduced to writing and signed by the **PARTIES.**

5.

Thus done and signed by **DRD** at Johannesburg on this the 31st day of August 2005, in the presence of the undersigned Witnesses. !

<u>As witnesses</u>:-   For: DRDGold Limited

1.
                                                                        <u>/s/ D Pretorius</u>
                                                                        Daniel Pretorius
2.   General Manager : Corporate Services

                                                                        duly authorised signatory -

Thus done and signed by **S&J** at Johannesburg an this the 31st day of August 2005, in the presence of the undersigned witnesses.

<u>As witnesses</u>:-   For: Simmer & Jack Mines limited

1.

2.

Thus done and signed by **S&J INV** at Johannesburg on this the 31st day of August 2005, in the presence of the undersigned witnesses.

<u>As witnesses</u>:-   For: Simmer & Jack Investments
                                                                                 (Proprietary) Limited

1.
                                                                        <u>/s/ Simmer & Jack Mines limited</u>
2.   - director -

DRDGOLD LIMITED

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DRDGOLD LIMITED PASSED ON 30 AUGUST 2005

RESOLVED:

1. **THAT** the Company enters into a written agreement with Simmer & Jack Limited ("S & J) on the following terms:

  (a) That S&J acquires all of the Company's shares in Buffelsfontein Gold Mines Limited for one rand (R1.00) as part of the offer of compromise and scheme of arrangement in terms of section 311 of the Companies Act, 1973;

  (b) That the disposal as aforesaid is conditional upon S&J assuming all existing and future obligations relating to the pumping and management of underground water in the KOSH area and in particular that S&J provides a full indemnity against liability in respect of, and an undertaking to discharge on behalf of the Company, any award given against the Company and in favour of AngloGold Ashanti Limited ("AngloGold") pursuant to the legal proceedings instituted by AngloGold in the High Court of South Africa (Witwatersrand Local Division) ;

  (c) That the agreement is further conditional; upon the Department of Water Affairs & Forestry agreeing to substitute the Company with S&J in respect of all future directives involving the management underground water issues in the KOSH area.

6. **THAT** either Mark Wellesley-Wood or Ian Murray in their capacities as Directors or Niel Pretorius in his capacity as the Group Legal Counsel be and is hereby authorized to sign the agreement on behalf of the Company or any other document intended to achieve the objectives stated under 1 above.

/s/ T Gwebu
Temba Gwebu
Company Secretary

SIMMER AND JACK MINES, LIMITED

(Registration No.: 1924/007778/06)
7("the Company")

RESOLUTION OF DIRECTORS
(In terms of the ~.Articles of Association)

MEMORANDUM OF AGREEMENT BETWEEN DRDGOLD LIMITED, SIMMER AND JACK MINES, LIMITED AND SIMMER AND JACK <u>INVESTMENTS (PTY) LIMITED.</u>

The Company wishes to Acquire the shares of Buffelsfontein Gold mines Limited (Reg. No. 1995/010072/06) (in provisional liquidation) through its wholly owned subsidiary Simmer and Jack Investments (Pty) limited. In order to conclude such agreement authority needs to be given to the directors to sign as a representative of the company.

 IT IS THEREFORE RESOLVED:

1.. **THAT** the company enters into an agreement with DRDGold Limited and Simmer and Jack Investments (Pty) Limited upon the terms 2nd conditions contained in a draft of such agreement which was tabled at this meeting.

2. **THAT Roger Ainsley Ralph Kebble** in his capacity as a director of the company be and is hereby authorized to sign the agreement for and on behalf of the company.

/s/ R A R Kebble

R A R Kebble

/s/ G T Miller

G T Miller

/s/ B J Njenje   /s/ J P Schumacher

B J Njenje   J P Schumacher

/s/ V A Mkele

V A Mkele

31st August 2005

SIMMER AND JACK INVESTMENTS (PROPRIETARY) LIMITED

(Registration No.: 1981/002168/07)
("the Company")

RESOLUTION OF DIRECTORS
(In terms of the Articles of Association)

MEMORANDUM OF AGREEMENT BETWEEN DRDGOLD LIMITED:
SIMMER AND JACK MINES, LIMITED AND SIMMER AND JACK INVESTMENTS (PTY)
LIMITED.
_____

The Company wishes to Acquire the shares of Buffelsfontein Gold
mines Limited (Reg. No. 1995/010072/06) (in provisional liquidation). In order
to conclude such agreement authority needs to be given to the directors to
sign as a representative of the company.

IT IS THEREFORE RESOLVED:

1. **THAT** the company enters into an agreement with DRDGold Limited and Simmer and Jack Mines, Limited upon the terms and conditions contained in a draft of such agreement which was tabled at this meeting.

1. **THAT** Gordon Trevlyn Miller and/or John de Villiers Berry is hereby authorized to sign the agreement for and on behalf of the company.

/s/ G T Miller   /s/ J Berry

31st August 2005

Copy of notice of motion of ANGLOGOLD APPLICATION

(vide clause 1.1.3 supra)

9.

IN THE HIGH COURT OF SOUTH AFRICA

(WITWATERSRAND LOCAL DIVISION) *7655/05*

CASE NO.

In the matter between:

ANGLO GOLD ASHANTI LIMITED   Applicant

and

DRDGOLD LIMITED   First Respondent

BUFFELSFONTEIN GOLD MINES
LIMITED (IN LIQUIDATION)   Second Respondent

STILFONTEIN GOLD MINING COMPANY LIMITED   Third Respondent

HARMONY GOLD MINING COMPANY LIMITED   Fourth Respondent

THE MINISTER OF MINERALS AND
ENERGY   Fifth Respondent

THE MINISTER OF WATER AFFAIRS AND FORESTRY   Sixth Respondent

THE MINISTER OF ENVIRONMENTAL AFFAIRS AND
TOURISM   Seventh Respondent

HARTEBEESFONTEIN GOLD MINING
COMPANY LIMITED   Eighth Respondent

NOTICE OF MOTION

TAKE NOTICE THAT application will be made to the above Honourable Court at 10h00 on Tuesday 12 April 2005 for an order in the following terms:

1.   Dispensing with the forms and service provided for in the rules and permitting the Applicant to bring this application as one of urgency in terms of Rule 6(12).

2.   That a Rule Nisi be issued which Rule shall operate as an interim order, returnable on a date to be determined by the above Honourable Court:

    2.1   Directing the First Respondent and the" Second Respondent (duly represented by its provisional liquidators), jointly and severally with immediate effect to continue the pumping and extraction of underground water at the following mines/shafts, and in the stated quantities:

        2.1.1.   No 2 Shaft of Hartebeesfontein mine at the rate of 5,7 megalitres per day;

        2.1.2   No 7 Shaft of Hartebeesfontein mine at the rate of 2,5 megalitres per day;

        2.1.3.   Pioneer Shaft of Buffelsfontein at the rate of 2 megalitres per day;

    2.2.   Directing the First and Third Respondents, jointly and severally with immediate effect to continue the pumping and extraction of underground water at the following mines/shafts, and in the stated quantities:

2.2.1.   Margaret Shaft of Stilfontein mine at the rate of 26 megalitres per day;

2.3.   Ordering the Fifth Respondent in conjunction with the Seventh Respondent immediately:

2.3.1.   To direct that the First and Second Respondents jointly and severally, <u>alternatively</u> the First and Third Respondents, jointly and severally. continue with pumping and extraction of underground water at the mines and in the quantities set out in paragraphs 2 and 2.2 above, such directives to be issued in accordance with the provisions of Section 45 of the Mineral and Petroleum Resources Development Act 28 of 2002 ("the Minerals Act);

2.3.2.   For the purposes of implementing the provisions of paragraph 2.1 and 2.2 above, to take the necessary steps to seize and sell property of the First, Second and Third Respondents, such steps to be taken in accordance with Section 45(2)(c) of the Minerals Act;

2.3.3.   In respect of the Second Respondent, to Instruct the Regional Manager concerned to take necessary' measures to prevent further pollution or degradation of the KOSH area, and to make the area safe, in accordance with Section 46(1) of the Minerals Act.

2.4   Ordering the Sixth Respondent immediately in conjunction with the
       Seventh Respondent

       2.4.1.   To direct the First and Second Respondents jointly and
                severally to continue with the pumping and extraction of
                underground water at the mines and in the quantities referred
                to in paragraph 2.1 above.

       2.4.2.
                To directing the First and Third Respondents jointly and severally to
                continue with the pumping and extraction of
                underground water at the mines and in the quantities referred
                to in paragraph 2 above;

       2.4.3.   Such directions to be in terms of Section 19 of the National
                Water Act 36 of 1998 ("the Water Act").

3.   Upon the return day, directing that the relief in paragraph 2 above operate as
interim relief pending the final determination of this matter, by application or by
action (the action to be instituted within thirty days from date of grant of this order)
for final relief:

3.1.   Confirming the relief in paragraph 2;

3.2.   Directing the Fifth Respondent in conjunction with the Sixth and Seventh
        Respondents, to take such steps as are necessary in terms of the
        Minerals Act, the Water Act and the National Environmental Management
        Act 107 of 1998 ("NEMA") to manage and control the extraction of

4.   Directing that the costs of this application be costs in the final relief.

5. Granting the Applicant further and/or alternative relief.

TAKE NOTICE THAT if you intend opposing this application you are required to notify
the Applicant's attorney Mr T Dalrymple of Knowles Husain Lindsay at telephone

number (011) 269 - 7909 ∕082 9041757, fax number (011) 883 -7518 by not later than

16h00 on Monday 11 April 2005;

Kindly place the matter on the ran for hearing accordingly.

DATED AT SANDTON ON THIS THE 11th DAY OF APRIL 2005

KNOWLES HUSAIN LINDASAY
Applicants attorneys
Ref: Mr T Dalrymple Tel: (011) 269 - 7909
Fax: (011) 883 - 7518
JOHN BROIDO
1724 Sanlam Centre
206/214 Jeppe Street
Johannesburg
Tel: 011 333 2141

TO:
THE REGISTRAR OF THE
ABOVE HONOURABLE
COURT JOHANNESBURG

AND TO:
DRDGOLD LIMITED
First Respondent
45 Empire
Road
Parktown
Johannesburg